

Mail Stop 3561

September 15, 2008

Via U.S. Mail

Robert Seeley
President, Secretary and Director
Caribbean Villa Catering Corporation
38 Playa Laguna
Sosua, Dominican Republic

> **Re: Caribbean Villa Catering Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed August 25, 2008**
> **File No. 333-151840**

Dear Mr. Seeley:

We have reviewed your responses to the comments in our letter dated July 17, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Outside Front Cover Page

1. We note your response to prior comment 1. When the selling shareholders who purchased stock in the November/December 2007 private placement purchased restrictive, illiquid shares for $0.25 a share, they agreed that they were worth twenty-five cents a share with the restrictions of a non-public security. Now they are registering a liquid, non-restrictive security. Either revise the price or explain why the changed factors do not result in a different price.

Prospectus Summary, page 3

2. While we note your responses to prior comments 3 and 7, please revise your summary, risk factor and business sections, as appropriate, to provide additional

discussion relating to the legal requirements under Dominican Republic law for incorporating a subsidiary, including, but not limited to, details regarding the filing process, registration and filing fees and form requirements.

Risk Factors, page 5

We Are Not Permitted to Conduct Business, page 6

3. We note your response to prior comment 7, however, please revise your subheading to discuss the risk and the associated consequence. Accordingly, please revise your disclosure to discuss the risks of your inability to conduct business in the Dominican Republic.

Stockholders May Not Be Able To Enforce Claims, page 7

4. We note that the discussion under this subheading also discusses the risks associated with bringing an original action in a Dominican court. Please revise to create a separate subheading to discuss this risk.

We Are Completely Dependent Upon The Efforts, page 8

5. Please revise your disclosure under this subcaption to discuss the fact that Stuart Wayne Jones, your Executive Chef, has not completed the residency application which would allow him to reside in the Dominican Republic and undertake paid employment in the Dominican Republic.

6. We note your disclosure that Mr. Jones currently spends substantially all of his time in the Dominican Republic. Please revise your disclosure to provide quantitative information, delineated in days or months, relating to the amount of time Mr. Jones currently spends in the Dominican Republic and a reasonable estimate of how much time he will spend there if his residency application is approved. Also, please revise or provide a basis for your statement that Mr. Jones reasonably believes his residency application will be granted.

Liquidity and Capital Resources, page 12

7. We note your disclosure on page 12 that you anticipate that your expenses in rendering catering services will be substantially, if not completely, offset by revenues from the particular catering service. We also note your similar comment in the fourth paragraph on page 13 relating to cash used in operating activities. Please provide a basis for these statements.

Our Business, page 14

8. We note your response to prior comment 13, however, marketing language still appears in the prospectus. For instance, we note the following language: "purveyors who stock quality products;" "fresh ingredients at reasonable prices;" and "attractive price-value relationship." Please revise.

9. While we note your response to prior comment 16, please revise or provide a basis for your statement on page 14 that you believe your visiting catering services will generate demand from villas which have staffs that include a cook.

10. While we note your response to prior comment 18, please revise or provide a basis for your statement on page 15 that you do not anticipate having any difficulty obtaining ingredients at reasonable prices.

Competition, page 16

11. Please revise or provide a basis for your statement on page 17 that the décor of high-end restaurants and exclusive hotels are inferior in comparison to luxury villas.

Government and Industry Regulation, page 17

12. We note your response to previous comment 20 and reissue. Please revise your disclosure to provide an estimate of the difficulty of obtaining a Sello de Calidad Digenor, including your estimate of the likelihood that the relevant government agency will refuse to grant you a certificate. If material, please create a risk factor to discuss the associated risks.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly LLP
        Fax: (561) 362-9612